Exhibit 99.1

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, trust company manager, bank manager, lawyer or other professional advisor.

NOTICE OF CHANGE OF CONTROL

and

OFFER TO PURCHASE

all outstanding

     7.25% CONVERTIBLE UNSECURED

SUBORDINATED DEBENTURES DUE FEBRUARY 28, 2014

and

     7.50% CONVERTIBLE UNSECURED

SUBORDINATED DEBENTURES DUE MAY 31, 2015

of

HARVEST ENERGY TRUST

For further information, please contact:

Valiant Trust Company,	Harvest Operations Corp.,
as Trustee for the Debentures	as Administrator of Harvest Energy Trust

Valiant Trust Company	Harvest Operations Corp.
310, 606 - 4th Street S.W.	2100, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 1T1	Calgary, Alberta T2P 0L4

Attention: Corporate Trust	Attention: Kari Sawatzky, Investor Relations
Telephone: (403) 233-2801	Telephone: (403) 233-6621
or
Attention: Dean Beacon, Treasurer
Telephone: (403) 233-6925

Dated: January 19, 2010

NOTICE OF CHANGE OF CONTROL

TO:	The Holders of 7.25% Convertible Debentures of Harvest Energy Trust due February 28, 2014 and 7.50% Convertible Debentures of Harvest Energy Trust due May 31, 2015

AND TO:	Valiant Trust Company, as trustee under the Indenture (as defined below)

RE:	Notice of Change of Control and Offer to Purchase

Reference is made to the Trust Indenture dated January 29, 2004 among Harvest Energy Trust (the "Trust"), Harvest Operations Corp. ("HOC") and Valiant Trust Company, as trustee (the "Trustee") providing for the issue of debentures, as supplemented by the Fourth Supplemental Indenture (the "Fourth Supplement") dated as of February 1, 2007 in respect of the outstanding 7.25% convertible unsecured subordinated debentures of the Trust due February 28, 2014 (the "7.25% Debentures due 2014") and the Fifth Supplemental Indenture (the "Fifth Supplement") dated as of April 25, 2008 in respect of the outstanding 7.50% convertible unsecured subordinated debentures of the Trust due May 31, 2015 (the "7.50% Debentures due 2015") (such Trust Indenture, as supplemented by the Fourth Supplement and the Fifth Supplement, being hereinafter referred to as the "Indenture").

Notice is hereby given pursuant to Section 2.1(i) of the Fourth Supplement in respect of the 7.25% Debentures due 2014 and Section 2.1(i) of the Fifth Supplement in respect of the 7.50% Debentures due 2015 that:

(a)

a Change of Control, as such term is defined in the Indenture, occurred on December 22, 2009 upon completion of the previously announced plan of arrangement under Section 193 of the Business Corporations Act (Alberta) involving, among others, the Trust, HOC, Korea National Oil Corporation, KNOC Canada Ltd. and the holders of trust units of the Trust ("Units") pursuant to which all of the issued and outstanding Units were acquired by KNOC Canada Ltd. for cash consideration of Cdn. $10.00 per Unit; and

(b)

in accordance with the applicable provisions of the Indenture the Trust is making an offer (the "Repurchase Offer"), a copy of which accompanies and is being provided to you concurrently with this Notice, to purchase for cash all outstanding 7.25% Debentures due 2014 and 7.50% Debentures due 2015 (collectively, the "Debentures"), in each case at a price equal to 101% of the principal amount of Debentures plus accrued and unpaid interest thereon up to, but excluding, February 25, 2010, which offer is open for acceptance by the registered holder of the Debentures until 12:00 noon (Calgary time) on February 25, 2010.

DATED: January 19, 2010

HARVEST ENERGY TRUST, by its Administrator,
HARVEST OPERATIONS CORP.

Per: /s/ John Zahary
John Zahary
President and Chief Executive Officer

SUMMARY

     This summary is qualified in its entirety by reference to the full text and more specific details in the accompanying Offer to Purchase. Holders are urged to read the Offer to Purchase in its entirety. All dollar references herein are in Canadian dollars.

     The previously announced indirect acquisition by Korea National Oil Corporation on December 22, 2009 of all of the outstanding trust units of the Trust constituted a Change of Control for purposes of the Indenture. Accordingly, the Trust is providing notice thereof to the holders of its outstanding 7.25% Debentures due 2014 and 7.50% Debentures due 2015 and, in accordance with the requirements of the Indenture, making an offer to purchase all of the Debentures for a price of $1,010 in cash for every $1,000 principal amount of Debentures (being 101% of the principal amount of the Debentures) plus accrued and unpaid interest thereon up to, but excluding February 25, 2010.

     The Repurchase Offer is open for acceptance by the registered holder of the Debentures until, and will expire at, 12:00 noon (Calgary time) on February 25, 2010. See "Manner of Acceptance" and "Expiry Time" below.

     All Debentures not tendered to the Repurchase Offer or acquired by the Trust pursuant to the 90% Redemption Right (as more particularly described herein) will continue to accrue interest pursuant to their terms.

Information Concerning the Repurchase Offer

Offer for Debentures	The Trust is offering to purchase all outstanding 7.25% Debentures due 2014 and 7.50% Debentures due 2015, in each case for a price of $1,010 per $1,000 principal amount of Debentures (being 101% of the principal amount of the Debentures) plus accrued and unpaid interest up to, but excluding, February 25, 2010.

Manner of Acceptance	The Debentures are issued in the form of global certificates under the "book-entry only" system administered by CDS, are registered in the name of a nominee of CDS, and are held by or on behalf of CDS as custodian for the CDS Participants. In order to tender Debentures to the Repurchase Offer, Holders must provide appropriate instructions to and otherwise direct the investment dealer, stockbroker, financial institution or other nominee through which they hold their Debentures to accept the Repurchase Offer in the manner required by such nominee.

Expiry Time	The Repurchase Offer is open for acceptance by CDS, as registered holder of the Debentures, up to and including 12:00 noon (Calgary time) on February 25, 2010, after which time the Repurchase Offer shall have expired. A Holder who wishes to accept the Repurchase Offer should contact the investment dealer, stockbroker, financial institution or other nominee through which they hold their Debentures to confirm any deadlines (which may precede the Expiry Time) by which the Holder must provide acceptance instructions to the nominee in order for the nominee to cause the Repurchase Offer to be accepted on the Holder's behalf.

Brokerage Commissions	No fee or commission will be payable to the Trust or the Trustee by any Holder who tenders Debentures to the Repurchase Offer. Holders are cautioned to consult their broker or other intermediary to determine whether any fee or commission will be payable to their broker or intermediary in connection with tendering Debentures to the Repurchase Offer.

90% Redemption Right	If 90% or more in aggregate principal amount of 7.25% Debentures due 2014 or 7.50% Debentures due 2015, as applicable, outstanding on the date hereof shall have been tendered to the Repurchase Offer at the Expiry Time, the Trust shall, in accordance with the Indenture, redeem all remaining 7.25% Debentures due 2014 or 7.50% Debentures due 2015, as applicable, not so tendered.

Tax Considerations	Holders should consider carefully the income tax consequences of accepting the Repurchase Offer. See "Certain Canadian Income Tax Consequences" in the Repurchase Offer.

Further Information	For further information please contact the Trustee or the Trust or consult your broker. Contact details for the Trustee and the Trust are set out on the front page of this document.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE TRUST OR HARVEST OPERATIONS CORP. AS TO WHETHER HOLDERS SHOULD ACCEPT THE REPURCHASE OFFER AND TENDER DEBENTURES FOR PURCHASE BY THE TRUST THEREUNDER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE REPURCHASE OFFER OTHER THAN AS SET FORTH HEREIN. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OR ON BEHALF OF THE TRUST, HARVEST OPERATIONS CORP. OR VALIANT TRUST COMPANY, AS TRUSTEE UNDER THE INDENTURE.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Repurchase Offer is not being made to, nor will deposits be accepted from or on behalf of Holders in any jurisdiction in which the making or accepting thereof would not be in compliance with the laws of such jurisdiction.

DEFINITIONS

     In this document, unless the subject matter or context is inconsistent therewith or unless otherwise provided, the following terms have the meanings set forth below:

"7.25% Debentures due 2014" means all outstanding 7.25% convertible unsecured subordinated debentures of the Trust due February 28, 2014;

"7.50% Debentures due 2015" means all outstanding 7.50% convertible unsecured subordinated debentures of the Trust due May 31, 2015;

"90% Redemption Right" has the meaning given to such term in the section of the Repurchase Offer entitled "90% Redemption Right";

"CDS" means CDS Clearing and Depository Services Inc.;

"CDS Participants" means a participant of CDS, which includes investment dealers, stockbrokers, banks, trust companies and other financial institutions that maintain custodial relationships with a participant, either directly or indirectly;

"Debentures" means, collectively, the 7.25% Debentures due 2014 and 7.50% Debentures due 2015; "Deposited Debentures" means Debentures validly tendered to the Repurchase Offer; "Expiry Time" means 12:00 noon (Calgary time) on February 25, 2010;

"HOC" means Harvest Operations Corp., a corporation incorporated under the laws of the Province of Alberta and a wholly-owned subsidiary of the Trust, which acts as administrator of the Trust;

"Holder" means a holder of Debentures;

"Indenture" means the trust indenture dated January 29, 2004 among the Trust, HOC and the Trustee, as supplemented by the fourth supplemental indenture dated February 1, 2007 in respect of the 7.25% Debentures due 2014 and the fifth supplemental indenture dated April 25, 2008 in respect of the 7.50% Debentures due 2015;

"Repurchase Offer" means the offer by the Trust to purchase all of the outstanding Debentures for the price of $1,010 in cash per $1,000 principal amount of Debentures (being 101% of the principal amount of the Debentures) plus any accrued and unpaid interest on a Debenture up to, but excluding February 25, 2010, subject to the terms and conditions set forth in the Indenture and the Offer to Purchase;

"Tax Act" means the Income Tax Act (Canada);

"Trust" means Harvest Energy Trust, an open-end, unincorporated investment trust established under the laws of the Province of Alberta;

"Trustee" means Valiant Trust Company, a trust company continued under the laws of Canada, in its capacity as trustee under the Indenture; and

"Units" means ordinary trust units of the Trust.

OFFER TO PURCHASE

TO:

Holders of 7.25% Debentures due 2014 and 7.50% Debentures due 2015

     The Trust offers to purchase, in accordance with the requirements of the Indenture and subject to the terms and conditions set forth in this Offer to Purchase, all 7.25% Debentures due 2014 and 7.50% Debentures due 2015 at a price, in cash, of $1,010 per $1,000 principal amount of Debentures, plus any accrued and unpaid interest up to, but excluding, February 25, 2010.

     None of the Trust, HOC, the Trustee or any representative thereof makes any recommendation to any Holder as to whether to accept the Repurchase Offer and tender Debentures for purchase by the Trust thereunder. Each Holder must make the decision whether to deposit Debentures under the Repurchase Offer based on their particular circumstances. Holders should also carefully consider the income tax consequences of accepting the Repurchase Offer. See "Certain Canadian Income Tax Considerations" below.

     The Debentures are held in the "book-entry only" system administered by CDS. Therefore, any Holder desiring to deposit all or any portion of their Debentures under the Repurchase Offer must direct their investment dealer, stockbroker, bank, trust company or other nominee to accept the Repurchase Offer in the manner required by his or her nominee. See "Manner of Acceptance" below.

     The Repurchase Offer is open for acceptance by CDS, as the registered holder of the Debentures, until the Expiry Time of 12:00 noon (Calgary time) on February 25, 2010. A Holder who wishes to accept the Repurchase Offer should contact the investment dealer, stockbroker, financial institution or other nominee through which they hold their Debentures to confirm any deadlines (which may precede the Expiry Time) by which the Holder must provide acceptance instructions to the nominee in order for the nominee to cause the Repurchase Offer to be accepted on the Holder's behalf. See "Expiry Time" below.

     This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Repurchase Offer is not being made to, nor will deposits be accepted from or on behalf of Holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Background to the Repurchase Offer

     On December 22, 2009 all of the outstanding Units were acquired by KNOC Canada Ltd., a wholly-owned subsidiary of Korea National Oil Corporation, pursuant to completion of a previously announced plan of arrangement under section 193 of the Business Corporations Act (Alberta) involving, among others, the Trust, HOC, Korea National Oil Corporation, KNOC Canada Ltd. and the holders of the outstanding Units (the "Arrangement") that became effective on that date. The Arrangement provided for, among other things, the acquisition of the outstanding Units by KNOC Canada Ltd. for cash consideration of $10.00 per Unit.

     The 7.25% Debentures due 2014 and 7.50% Debentures due 2015 were not dealt with under the Arrangement. The Debentures remain unsecured debt securities of the Trust governed by the applicable terms of the Indenture. The acquisition of the outstanding Units by KNOC Canada Ltd. pursuant to the Arrangement does, though, constitute a Change of Control for purposes of the Indenture and the Trust is therefore required under the Indenture to make the Repurchase Offer.

     In accordance with the provisions of the Indenture, completion of the Arrangement also caused an automatic adjustment to the conversion privilege under the Debentures such that, following the effective time of the Arrangement, the Debentures are no longer convertible into Units, but are instead convertible into the same cash consideration that a holder of Debentures would have received under the Arrangement had they converted their Debentures into Units immediately prior to the effective time of the Arrangement. Accordingly, in the event of a valid exercise of the conversion right by a Holder today, the Holder will receive, in lieu of the number of Units that would have been issuable prior to the effective time of the Arrangement, a cash payment in an amount equal to $10.00 for each such Unit that would otherwise have been issued.

     Based on the conversion price of $27.25 per Unit for the 7.25% Debentures due 2014, which equates to a pre-Arrangement conversion ratio of approximately 36.69725 Units per $1,000 principal amount, a Holder thereof who exercises the conversion right today will receive, for each $1,000 principal amount converted, a cash payment of approximately $366.97. Based on the conversion price of $27.40 per Unit for the 7.50% Debentures due 2015, which equates to a pre-Arrangement conversion ratio of approximately 36.4964 Units per $1,000 principal amount, a Holder thereof who exercises the conversion right today will receive, for each $1,000 principal amount converted, a cash payment of approximately $364.96. These amounts are the products of the pre-Arrangement conversion ratios and the purchase price of $10.00 per Unit paid under the Arrangement. The Debentures are no longer convertible into Units.

Expiry Time

     The Repurchase Offer is open for acceptance by CDS, as registered holder of the Debentures, up to and including the Expiry Time, after which time the Repurchase Offer shall have expired. A Holder who wishes to accept the Repurchase Offer should contact the investment dealer, stockbroker, financial institution or other nominee through which they hold their Debentures to confirm any deadlines (which may precede the Expiry Time) by which the Holder must provide acceptance instructions to the nominee in order for the nominee to cause the Repurchase Offer to be accepted on the Holder's behalf. See "Manner of Acceptance" below.

Trustee

     The Trustee, in its capacity as trustee under the Indenture and in accordance with the provisions thereof, will perform certain services and execute certain responsibilities in connection with the Repurchase Offer, including with respect to the receipt of delivery of the physical Debentures and any related documentation and payment (out of sums deposited by or on behalf of the Trust) for the Deposited Debentures purchased by the Trust. The fees and expenses of the Trustee in this regard will be for the account of the Trust.

Manner of Acceptance

     The Debentures are issued in the form of global certificates under the "book-entry only" system administered by CDS, are registered in the name of a nominee of CDS, and are held by or on behalf of CDS as custodian for the CDS Participants. Beneficial interests in the Debentures, constituting ownership of the Debentures, are represented through book-entry accounts of institutions acting on behalf of the Holders as direct and indirect CDS Participants, rather than by definitive certificates.

     Holders wishing to accept the Repurchase Offer must, in order to tender their Debentures thereto, provide appropriate instructions to and otherwise direct the investment dealer, stockbroker, financial institution or other nominee through which they hold their Debentures to accept the Repurchase Offer in accordance with the requirements of such nominee and the book-entry delivery procedures established by CDS. In accordance with these procedures and for purposes of the Repurchase Offer, the Trustee will establish an account with respect to the Debentures at CDS. Any CDS Participant may make a book-entry delivery of Debentures (on behalf of a Holder wishing to accept the Repurchase Offer) by causing CDS to transfer such Debentures to an account of the Trustee prior to the Expiry Time in accordance with applicable CDS procedures. Compliance with the procedures of CDS will be evidenced by the Trustee's receipt of a book-entry confirmation.

     Holders who wish to accept the Repurchase Offer should contact the CDS Participant through which their Debentures are held in order to make the necessary arrangements for their Debentures to be deposited to the Repurchase Offer in the manner required by CDS, and should do so in advance of any deadline (which may precede the Expiry Time) that the CDS Participant may impose or be subject to under CDS procedures.

Partial Tenders

     A Holder desiring to tender only a portion of the Debentures beneficially owned by such Holder may do so by indicating in their instructions to the CDS Participant through which their Debentures are held the amount of Debentures that the Holder wishes to tender to the Repurchase Offer. The Trust will execute and the Trustee will certify and deliver without charge to CDS a global certificate for any portion of the principal amount of the 7.25% Debentures due 2014 and 7.50% Debentures due 2015, as applicable, not purchased under the Repurchase Offer; provided, however, that any remaining Debentures shall be issued only in denominations and integral multiples of $1,000

Confirmations

     Holders will not receive confirmation from the Trust, HOC or the Trustee with respect to the acquisition of Deposited Debentures pursuant to the Repurchase Offer. For any such confirmations Holders should contact the investment dealer, stockbroker, financial institution or other nominee through whom they tendered their Debentures.

Determination of Validity

     Subject to the provisions of the Indenture, all questions as to principal amount of Debentures to be accepted, the form of documents and the validity, eligibility (including time of receipt) and acceptance for purchase of any Deposited Debentures will be determined by HOC, in its capacity as administrator of the Trust, in its sole discretion, which determination shall be final and binding on all parties. The Trust reserves the right to reject any and all deposits of Debentures determined by it not to be in proper form or the acceptance for purchase for which may, in the opinion of the Trust's counsel, be unlawful. The Trust also reserves the right to waive any defect or irregularity in any deposit of Debentures. No deposit of Debentures will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Trust, HOC, the Trustee or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Trust reserves the right to permit the Repurchase Offer to be accepted in a manner other than as set forth herein.

Formation of Agreement

     The valid deposit of Debentures pursuant to the procedures described above will constitute a binding agreement between the depositing Holder and the Trust, effective immediately following the Expiry Time, upon the terms and conditions set forth herein.

Acceptance for Payment

     Subject to the Indenture and the terms and conditions set forth herein, the Trust will become obligated to take up and accept for payment all Deposited Debentures immediately following at the Expiry Time. All Deposited Debentures acquired by the Trust will be immediately cancelled.

Payment of Offer Price

     In accordance with the Indenture, the aggregate offer price for the Debentures to be purchased on expiry of the Repurchase Offer (including accrued and unpaid interest, as applicable) will be deposited by or on behalf of the Trust with the Trustee prior to the expiry date of Repurchase Offer. From the sum so deposited, the Trustee will pay or cause to be paid to CDS, as the sole registered holder of the Debentures, the total price payable for the Deposited Debentures. The crediting to Holders' accounts of their proportionate share of the total price paid for the Deposited Debentures will be the responsibility of CDS and the applicable CDS Participants.

     Under no circumstances (including, without limitation, delay in making payment for the Deposited Debentures) will interest on funds deposited with the Trustee in respect of the aggregate offer price for the Debentures accrue or be paid to or for the account of Holders of Deposited Debentures.

     As provided in the Indenture, Deposited Debentures that the Trust acquires under the Repurchase Offer (or the 90% Redemption Right) shall become due and payable at the offer price of 101% of the principal amount thereof on the date of expiry, in the same manner and with the same effect as if it were the date of maturity, and from and after such date interest shall cease to accrue thereon.

Brokerage Commissions

     No fee or commission will be payable to the Trust, HOC or the Trustee in connection with the tender of Debentures to the Repurchase Offer. Holders are cautioned to consult the investment dealer, stockbroker, financial institution or other nominee through which they hold their Debentures to determine whether any fee or commission will be payable to such nominee in connection with tendering Debentures to the Repurchase Offer.

Deemed Representations and Warranties of Accepting Holder

     A Holder who accepts the Repurchase Offer and tenders Debentures thereto will be deemed to represent and warrant to the Trust and HOC that such Holder has full power and authority to deposit, sell, assign and transfer the Deposited Debentures and that, if the Deposited Debentures are acquired by the Trust, the Trust will acquire good title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom.

90% Redemption Right

     If 90% or more in aggregate principal amount of 7.25% Debentures due 2014 and 7.50% Debentures due 2015, as applicable, outstanding on the date hereof have been tendered for purchase pursuant to the Repurchase Offer at the Expiry Time, the Trust will be required under the Indenture, upon written notice provided to the Trustee within 10 days following the Expiry Time, to redeem all 7.25% Debentures due 2014 and 7.50% Debentures due 2015, as applicable, not tendered to the Repurchase Offer and remaining outstanding at the Expiry Time at the same offer price of $1,010 per $1,000 principal amount of such Debentures (being 101% of the principal amount thereof) plus accrued and unpaid interest (the "90% Redemption Right"). In the event that the 90% Repurchase Right is exercised, written notice thereof will be provided in accordance with the applicable provisions of the Indenture.

Stock Exchange Listing

     The 7.25% Debentures due 2014 and the 7.50% Debentures due 2015 are currently listed and posted for trading on the Toronto Stock Exchange under the symbols "HTE.DB.F" and "HTE.DB.G", respectively.

Certain Canadian Income Tax Consequences

     The following summary describes the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to Holders who dispose of Debentures pursuant to the Repurchase Offer and who, for purposes of the Tax Act and at all relevant times, are resident or are deemed resident in Canada, hold their Debentures as capital property and deal at arm's length and are not affiliated with the Trust. A Holder will generally be considered to hold the Debentures as capital property unless the Holder is a trader or dealer in securities, holds the Debentures in the course of carrying on a business of buying and selling securities or has acquired the Debentures as an adventure in the nature of trade. This summary does not apply to a Holder (i) that is a "financial institution" for purposes of the "mark-to-market" rules (ii) who is an insurer carrying on business in Canada and elsewhere, (iii) an interest in which is a "tax shelter investment", or (iv) that has elected under the functional currency reporting rules, all within the meaning of the Tax Act. Such Holders should consult their own tax advisors as to the tax consequences in their own particular circumstances.

     The summary is based on the current provisions of the Tax Act, the regulations thereunder and our understanding of the current administrative practices and assessing policies published by the Canada Revenue Agency as the date hereof and takes into account all specific proposals to amend the Tax Act and regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations.

     This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors as to the tax consequences in their particular circumstances.

     A Holder whose Debentures are taken up and paid for pursuant to the Repurchase Offer will be considered to have disposed of such Debentures for purposes of the Tax Act. On such disposition, the Holder will realize a capital gain (or a capital loss) in respect of the Debentures so disposed of to the extent that the proceeds of disposition, net of any amount included in the Holder's income as interest and any reasonable costs of disposition exceed (or are less than) the Holder's adjusted cost base of the Debentures. A Holder's proceeds of disposition for the Debentures will be the amount of cash received on the Repurchase Offer. Upon the disposition, accrued interest paid or deemed to be paid to a Holder will be excluded from the Holder's proceeds of disposition of the Debentures and must be included in computing the income of the Holder except to the extent it was included in the income of the Holder for a previous year.

     A Holder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income, and will generally be entitled to deduct one-half of the amount of any capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may be deducted against taxable capital gains realized in any of the three preceding taxation years or in any following taxation year to the extent and under the circumstances specified in the Tax Act.

     A Holder that is throughout the relevant taxation year a Canadian-controlled private corporation, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on investment income including taxable capital gains. Capital gains realized by individuals (other than certain specified trusts) may give rise to alternative minimum tax.

Other Terms of the Repurchase Offer

A.	A tender of Debentures to the Repurchase Offer is irrevocable.

B.

The Repurchase Offer and all contracts resulting from acceptance hereof shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Repurchase Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Alberta.

C.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Trust, HOC or the Trustee other than as contained herein, and if any such information or representation is given or made, it must not be relied upon as having been authorized by or on behalf of the Trust, HOC or the Trustee.

D.

Subject to the provisions of the Indenture, HOC, in its capacity as administrator of the Trust, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Repurchase Offer and the validity of any acceptance of the Repurchase Offer.

E.

The Repurchase Offer is not being made to nor will deposits be accepted from or on behalf of Holders residing in any jurisdiction in which the making of the Repurchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

F.

Each party to any agreement resulting from the acceptance of the Repurchase Offer acknowledges that the obligations of the Trust thereunder shall not be personally binding upon the trustee of the Trust or on any registered or beneficial holder of Units, and that any recourse against the Trust, such trustee, or any such holder of Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising thereunder or arising in connection therewith or from the matters to which such agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the trust property of the Trust.

DATED: January 19, 2010.

HARVEST ENERGY TRUST, by its Administrator,
HARVEST OPERATIONS CORP.

Per: /s/ John Zahary
John Zahary
President and Chief Executive Officer